Exhibit 99.1

MATERIAL FACT

LATAM AIRLINES GROUP S.A.

Registration in the Securities Registry No. 306

Santiago, October 14, 2021

Mr.

Joaquin Cortez Huerta

President

Comisión para el Mercado Financiero

Av. Libertador Bernardo O’Higgins 1449

Santiago

Ref.:	Reports MATERIAL FACT

Dear Sir:

Pursuant to the provisions set forth in Article 9 and the second paragraph of Article 10 of the Securities Market Law, and in General Rule No. 30, duly authorized, I hereby report the following MATERIAL FACT of LATAM Airlines Group S.A. (“LATAM” or the “Company”), Securities Registration No. 306:

-	As previously disclosed, in the context of the reorganization proceedings of LATAM and certain of its direct and indirect subsidiaries (collectively with LATAM, the “Debtors”) in the United States of America (the “Chapter 11 Proceeding”) pursuant to the rules set forth in Chapter 11 (the “Chapter 11”) of Title 11 of the United States Code (the “U.S. Bankruptcy Code”), LATAM is currently negotiating with various interested parties to agree upon the terms of a plan of reorganization and financing to successfully emerge from the Chapter 11 Proceeding in compliance with all applicable laws; and continues to focus on ensuring that any exit strategy allows the group to emerge from Chapter 11 with a robust capital structure, with the ability to successfully execute its business plan in a sustainable manner over time and in compliance with all the applicable laws.

-	On this date, the Debtors filed a motion with the Bankruptcy Court for the Southern District of New York to extend the period during which they will have the exclusive right to file the plan of reorganization from October 15, 2021 to November 26, 2021, and the exclusive right to seek acceptance thereof from December 15, 2021 to January 26, 2022.

-	This request supports the development of a plan of reorganization and will help in the negotiation with the various interested parties in the Chapter 11 Proceeding.

-	The Group will keep its shareholders and the market informed about the progress of the Chapter 11 Proceeding. In addition, and without limiting the generality of the foregoing, LATAM contemplates summoning its shareholders to an extraordinary shareholders’ meeting when appropriate subject to the progress of the ongoing negotiations with the various stakeholders that are currently pending.

Sincerely yours,

Roberto Alvo M.

CEO

LATAM Airlines Group S.A.